                                    Filed by EchoStar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                              Subject Companies: Hughes Electronics Corporation,
                                                     General Motors Corporation,
                                         and EchoStar Communications Corporation
                                                   Commission File No. 333-84472
                                                               Date: May 6, 2002


Set forth below is a transcript of the first quarter 2002 earnings call of EchoStar Communications Corporation. Certain text contained within the transcript has been bracketed because it was inaudible or for clarification purposes.

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 1




                             ECHOSTAR COMMUNICATIONS

                          MODERATOR: MICHAEL MCDONNELL
                                   MAY 2, 2002
                                   11:00 AM CT


Operator:             At this time, I would like to welcome everyone to the
                      EchoStar Communications Quarter 1 Earnings Conference
                      Call. All lines have been placed on mute to prevent any background noise.

                      After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

                      Mr. McDonnell, you may begin your conference.

Michael McDonnell:    Thank you Operator.  Hello everyone.  Thanks for joining
                      us and apologies for the delay today. My name is Michael McDonnell and I'm the Chief Financial Officer here at EchoStar.

                      I'm joined today by Charlie Ergen, our Chairman and CEO, David Moskowitz, our Senior Vice President and General Counsel and (Jason Keiser), our Treasurer.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 2


                      I'm going to give you a quick recap of the financial performance for the quarter then I'll turn it over to Charlie for his comments. Then we'll open it up for some Q&A at the end.

                      But before we get started, as most of you know, we need to do our Safe Harbor disclosures and so for that I'll turn it over to David.

David Moskowitz:      Thanks Mike and good morning to everyone. Thank you for
                      joining us. As you all know just the ground rules, we invite media to participate in this in a listen only mode on this conference call. In addition, we ask that you not identify participants and their firms in your report. We also request that there be no audiotaping of this conference call.

                      All statements contained in this call and in our 10Q as well as in statements made in press releases and oral statements that we may make from time to time by our officers, directors or employees acting on our behalf that aren't statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act.

                      Those forward-looking statements involve known and unknown risks, uncertainties and other factors that can cause our actual results to be materially different from historical results or from any future results that might be expressed or implied by those forward-looking statements.

                      And I would ask you to take a look at our 10Q and other publicly filed reports for a list of those factors that could cause our actual results to differ from historical results.

                      In addition to those factors that we show in our publicly filed statements, we may face other risks described from time to time in future periodic reports that

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 3



                      we file with the SEC. All cautionary statements that we make during this call should be read as being applicable to all forward-looking statements wherever they appear. In this connection, investors should consider the risks that we described in those reports and should not place undue reliance on any forward-looking statements that we make.

                      With that out of the way, I'll turn it back over to Mike for a recap of...

Michael McDonnell:    Thanks David. Let's go ahead and take a look at the
                      quarter and we'll start with the total company. Please note that all guidance figures and references for 2002 will not include the effects of our planned merger with Hughes Electronics Corporation or its majority owned subsidiary, PanAmSat.

                      In addition, all guidance figures and references assume that the sluggish economy will continue throughout 2002.

                      Total revenue for the quarter was approximately 1.1 billion, a decrease of 4% over last quarter and 28% higher than the same period a year ago. Lower seasonal hardware sales partially offset by subscriber growth was the driver of the decline in revenue quarter over quarter.

                      We continue to expect 2002 revenue to be approximately 20 to 25% higher than 2001 revenue of four billion.

                      Pre-marketing cash flow was 450 million or 41% of revenue in the quarter. This represents an $18 million improvement over Q4 and 99 million better year over year.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 4



                      EBITDA for the first quarter was 178 million, our best ever as we continue to lever the economies of scale inherent in the DBS platform. That's an improvement of seven million over Q4.

                      EBITDA during the fourth quarter of 2001 was negatively impacted by a one time $30 million arbitration charge while EBITDA during the first quarter of 2002 reflected higher subscriber acquisition costs in the fourth quarter.

                      Operating income was 95 million, an increase of seven million over last quarter. Net loss for the quarter was 39 million.

                      Included in this quarter's results are the effects of charges relating to our investment in StarBand totaling 36 million as well as interest charges relating to our bridge financing commitments totaling 19 million. The StarBand investment has been written down to zero at March 31, 2002.

                      Loss per share for the quarter was 20 cents. It is important to note that the first quarter's EPS figure includes an approximately 58 million of retained earnings reductions resulting from the Vivendi transaction.

                      These items are not a component of net income but are included in net income attributable to common shareholders for purposes of computing EPS.

                      Now let's look at the DISH Network. Subscription TV revenues increased 3% from the fourth quarter to approximately one billion. Subscriber growth partially offset by a decrease in monthly average revenue per subscriber was the driver of this increase.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 5


                      Despite the effects of an economy, which continues to struggle, we added 335,000 net new customers during the first quarter and continue to expect to end 2002 with over eight million subscribers.

                      Our average revenue per subscriber was approximately $48.36 per month, a decrease from last quarter of $1.32 and an increase of 13 cents over Q1 of last year.

                      ARPU was negatively impacted during the first quarter by certain promotions whereby qualifying customers received three free months of programming. This decrease was partially offset by price increases, which went into effect during the quarter. We continue to expect 2002 ARPU to be slightly higher than 2001 ARPU of $49.32.

                      For the quarter, our costs of acquiring subscribers averaged approximately $430 per gross addition. We previously provided guidance that we expected (Sac) for 2002 to be consistent with 2001 (Sac) of approximately $395 per gross addition.

                      However, due largely to the effect of recent promotions which are tailored toward subscribers with multiple receivers resulting in higher equipment subsidies and commissions, we currently expect 2002 (Sac) to be roughly consistent with the first quarter.

                      We believe that this increased emphasis on multiple receiver promotions along with heightened credit procedures which were implemented during the quarter will attract better long term subscribers than could be obtained through less costly promotions.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 6


                      Equipment costs capitalized under our digital home plan during the quarter, which are not included in the above figures, were approximately 77 million. Cash and equipment received from digital home plan customer disconnects which are also not included in the above figures aggregated approximately 12 million.

                      Turning to the balance sheet. At the end of the year, we had cash and marketable securities of approximately 4.5 billion, which includes 176 million of cash reserved for satellite insurance. This balance includes the approximate $1.5 billion increase in cash as a result of the equity investment made by Vivendi during the quarter.

                      We also had approximately 5.7 billion of debt as of December 31, 2000, excuse me, as of March 31, 2002, which includes two billion of convertible securities.

                      On a straight debt per subscriber basis, we ended the quarter at roughly $801 per subscriber on a net debt basis that drops to $197 per sub.

                      Cash capital expenditures in the quarter were 103 million. During the remainder of 2002, depending on the strength of the economy, we anticipate total cap ex of between 400 and 650 million with approximately 25% of that amount going toward the construction of new satellites and approximately 75% of that amount going toward capitalized equipment under the digital home plan and general corporate purposes.

                      That's everything on the numbers. So with that, let me turn it over to Charlie for his comments.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 7



Charlie Ergen:        I don't have a lot of comments other than just a couple of general observations. One is we're obviously disappointed in some of the financial metrics particularly the EBITDA number because it we felt should have been higher in terms of the operation of our business.

                      But we did make some strategic decisions during the quarter to say we're willing to play, look at long-term economic model and we've got to look at customers that we think we get the best return on. And we saw some opportunity certainly in the marketplace.

                      And certainly one of the negatives we've had as an industry have been not being able to go after multi TV set households and while those customers cost us a little bit more because we've got to put in more equipment, we are certainly hopeful that that strategy will pay off for us in terms of a higher, a longer term customer and a higher ARPU customer and a customer we might not otherwise get because cable has that market fairly locked up, has in the past.

                      So it's going to be too early to tell obviously since we just started that and it'll take a few quarters to prove that proposition.

                      Additionally, we had to strategically look at we think the best way to get a handle on churn is one of two things, either customers put in an investment in your equipment up front or investors making a commitment to you backed by credit to stay with you for a period of time so that we can give them outstanding service and a great value so we know they don't want to churn after we've had them for a while.

                           And what we want to stay away from is customers being
                      able to get the equipment for free with no commitment because we know that drives churn

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 8



                      and is a bad economic model for us. So the free program -- by offering free programming, we're able to get a commitment out of the customer for cash up front or we are able to get that long-term commitment.

                      So it's not something you want to do. You hate to give away programming but it's something we felt that was the best alternative in the environment that we're in and gives us a chance for somebody to look at us for three months to make sure that we do a great job of our service during that period of time.

                      It does have the effect of lowering your revenue and has the effect of lowering your ARPU. And when you factor in the fact that we ran our "I Like 9" campaign, which was very successful last year that continues to run for a year.

                      So we have some customers on the "I Like 9" program that are paying us on average say $20 a month instead of the average $50 ARPU and you have customers who get three months free. You don't pay until three months from now. That net effect is what really lowered our -- net net was what lowered our EBITDA.

                      So there is some strategy behind those numbers. There is some logic behind those numbers and we felt like that was the least risky way for us to play it.

                      The other negative I'm real disappointed is broadband and writing down our final investment in StarBand and our previous write down in StarBand and (unintelligible) we now have no investment in our books. We're very conservative. We may be the only company that's done this but that are investors in these companies but we don't see a path to getting a return on our money at this point in time so we've written those down.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                          Page 9



                      We've tried really hard. It's something we haven't been successful at as a management team. Obviously we're minority investors so we didn't get to totally drive those companies in some of the directions we wanted to go.

                      They still are good companies. They have good management teams. They may very well be successful in their own right but there wasn't a path where we could make money. We actually had invested more in those companies at least in StarBand's perspective beyond our $100 million investment, we were investing day to day in customer service and billing and other things that were also costing us money.

                      And we just didn't see a path to get a return on the customer and we feel like those dollars can be better spend acquiring video customers at this point. And without seeing a path to being able to ultimately monetize those customers it didn't make sense to continue doing that.

                      Not that doesn't mean that those companies can't go out there and do that on their own and if those companies can show us in the future a path to where we can make money, we will jump back in with both feet. And again, I think that the normal trends of churn have to be watched and so forth.

                      On the positive side, I think our sub growth was solid. It's certainly within line with where we thought we would be and what still remains in our opinion a difficult economy and notwithstanding some of the positive things we read about in the economy, we see from a consumer perspective still some hesitancy out there to spend more on video or spend more on Pay Per View or and so forth.

                      And the other positive thing that I think was we were able to balance long term or satellite broadband lack of success with finally our first two DSL

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 10



                      dealers, DSL deals, one with SBC and one with EarthLink where we don't see a negative impact to us from a monetary point of view and we see the strategic advantage of being able to partner with some of the folks who already have the plant and equipment and for DSL who are already experts in broadband and who cover people at a more economical proposition other than the $70 a month we had via satellite.

                      So while we don't really have much of a revenue opportunity there, we think we have a strategic opportunity to better compete in the short run with the cable industry who has been very successful with their broadband video bundlings.

                      So we think that's the proper strategy for us until we can come back to the marketplace and take the lessons that we've learned with satellite and come back with an economical satellite broadband model.

                      Let's see, what else have we got? You know, I suppose there'll be some questions about, you know, our merger. That still is certainly our key executives' prime focus. It is the future of our industry. It is the future of our ability to compete as an industry. It's the future of us to reverse some of the trends of (Sac), rising (Sac) or rising churn, which have slowly crept up over the years. That's the way we're able to reverse those trends and put those in a more positive direction because we need the added capacity.

                      The fact that we technically can do all 210 markets, the fact that we believe technically we can do satellite broadband together I think is very important for the future. So if we only do one thing right as a management team, we've got to focus on this merger.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 11


                      It certainly requires some of our lower level folks who haven't been in a decision making process is a step up and it's going to be a good maturing thing for our company to have some of our folks be in a position to do that and they're going to make some mistakes but we're going to be a much stronger company as a result of their now getting off the bench and getting in the game and having to produce for us. And we're starting to see some positive aspects of that going forward.

                      The merger itself, we kind of moved out of the public arena of a Congress and now moved to the regulatory agencies, the FCC and Justice where there's an awful lot of work being done by those agencies and all the people involved in the merger and lots of data being exchanged and so forth. So those folks can make their decisions.

                      We think that that analysis will go on through the summer. We think that September is the earliest the FCC has now indicated that they might rule on this. We think perhaps Justice would be ready to go before the FCC at this point.

                      So it looks like this merger could be very similar to AOL/Time Warner and take up to a year, which would be October for the final decision. Again, we're still confident that the more we get into this process, the more we're able to explain the way our industry works, the way the world looks without a merger, the way the world looks with a merger and the public benefit and the consumer benefit that the facts are strongly on our side and that we will in fact be approved sometime this fall to proceed with that.

                      And again that is our -- if we only do one thing right, that's certainly the thing that we're focused on.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 12



                      And I think with that, I think we're well positioned for the second half of the year. By the way I think we've - our relationship with RCA and new distribution with Radio Shack will open up some opportunities for us and distribution in the fall selling season that we've never had before and give us some critical mass from an advertising perspective and some branding that we've never had before.

                      We don't anticipate a lot of that effectiveness in the second quarter because we're still putting the marketing things in place and outfitting the stores. But we do expect it to have second half impact for us.

                      Obviously, we don't think there'll be a lot with the DSL relationships at least for the next three to six months as we test market those things and find out ways to make those bundlings more attractive to people. But we do think that's certainly going to be an impact for us next year and maybe perhaps in the fourth quarter.

                      So I think we're doing all the putting all the long-term things in place. I think we still have some work to do in being better at targeting our markets and being more efficient in how we market and realizing which customers are the best for us and which ones we get the best return on. We still could do a better job of that.

                      But overall in a time when most people are adjusting their sub counts or perhaps not seeing the kind of growth they want, I think we, you know, I think we were performing in a solid manner and all of our customers are paying customers. We do receive - there are a few of our customers who may only pay us $5 a month because they're on vacation but if they're not paying us $5 a month then we don't count them as a sub and we count them as a churn number.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 13




                      So, you know, I think we're trying to put our financial statements out the way I need to see them as the CEO to make decisions in the business and trying to present those in the same manner so that you can make decisions whether we're a good company to invest in or not. And, you know, certainly I think that in the post Enron environment that will prove to be a good strategy for us to do it in a very conservative manner.

                      So with that, we'll take questions.

Operator:             At this time, I would like to remind everyone, in order to ask a question, please press star then the number 1 on your telephone keypad. Your first question comes from (William Kidd) with Lehman Brothers.

(William Kidd):       This past quarter a number of cable companies reported
                      fairly weak subscriber results. Some of them identified how many of those went to satellite and it wasn't that many in general. Do you think this strong quarter for the DBS industry in general and yourselves in particular is coming from cable or is it more farming for new subs that haven't really been untapped?

Charlie Ergen:        It's coming from cable. We're kind of in an awkward
                      position. In rural America, you know, we don't have the local channels to truly compete and we do have local channels in the city so that's really what's driving our business.

                      We're vulnerable as cable grows out more and more broadband in those cities to that which is why the DSL's so important to us. But most of our subscribers are coming from cable.

                      I would imagine as people clean up their subscriber bases and perhaps look at who, you know, when people paid them and are they really customers and

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 14



                      things that may have had some impact in the cable industry in terms of where they're going.

                      I think piracy, you know, I said this last year that piracy was going to start taking a toll on cable that satellite piracy would hurt cable as well as satellite companies because if people can get it for free, you know, you're not going to buy cable or satellite. So that, you know, what happens is the guy's getting cable and now he can get satellite for free, you know, he turns on cable. So, you know, that's some of the things that are driving their lack of sub growth.

                      On the other hand obviously, they're getting very positive sub growth on broadband and a better class of customer as a result of that probably a stickier customer of that. So we don't want to put our head in the sand and not be cognizant of the fact that that's a trend that long term we had to reverse and that's why the merger, one reason the merger's so important for us.

(William Kidd):       You know, I know you don't want to think too much on the
                      path if Hughes is denied but if it is, if the transaction ultimately is not approved, would you look at (SES's) new announced capacity as a place of possibly expanding
                      EchoStar's footprint from?

Charlie Ergen:        Well I mean I think that our problems and our future
                      problems in the industry will be beyond just capacity. I mean I think there becomes an economic inflection point where you have to have some critical mass whether it be to get the best rate from programmers or whether to have the ability to economically, you know, go to smaller cities for local.

                      So, you know, we'll always need more capacity and obviously new interest in the marketplace would be (SES) or somebody else like the Northpoint spectrum could be additional capacity there for a competitor or for somebody

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 15



                      in the business. But that alone wouldn't be enough to me to drive our economics away. We want to drive them, which is to be fully competitive with cable.

(William Kidd):       And the last one's a housekeeping issue. I was just
                      wondering if we could get what (Sac) is per sub with including the capital ex component but excluding the 12 million that you recouped?

Charlie Ergen:        It was -- the acquisition costs I believe were 430. The
                      capitalized cost was another 124 for a total of $533. And then the 12 million we reduced that by $19 to $533 and, you know, we've told you in the past that those recaptured boxes was an immaterial amount but obviously at 19 bucks we felt like those were starting to be material.

                      I would expect that that -- the way I look at it, when I look at (Sac) internally for my purposes, I obviously don't know that I've got a cost of the box that I recapture other than the new installation that I've got to do for the customer and the cost I've got to retrieve the box.

                      So that obviously saved us $12 million in cold hard cash.

(William Kidd):       Are these recoup (unintelligible) multi set promotion?

Charlie Ergen:        Yes, and it's one possible benefit of our strategy to be
                      able to lease a box. If it's going to be free, we should own the box as opposed to the customer because that would have cost us an additional $12 million if we didn't own the box.

                      And again that number is going to go up each quarter. So we'll try to break that out for you. I don't believe the way to look at us from a (Sac) perspective

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 16



                      is just to take our acquisition costs and add capitalized leases. That would probably overstate, you know, (Sac).

(William Kidd):       Sure.  Thanks Charlie.

Operator:             Your next question comes from (Ty Carmichael) with Credit
                      Suisse First Boston.

(Ty Carmichael):      Thank you.  Charlie, just to follow up on that number. So
                      when you report you cap ex of 100 million in aggregate, is that the net of 77 million and you deduct 12 million out so you actually had a real tangible cash contribution here in the quarter?

Michael McDonnell:    Yes I can speak to that.  No, it would include, the 100
                      million would include the full 77 million of the capital ex cost (Ty).

(Ty Carmichael):      Okay.  So when you look at the financials I mean where
                      does that -- we're just looking at, you know, the capital required to grow the business going forward. Where does that positive contribution of the 12 million show up?

Michael McDonnell:    Well it's a couple different places. One is you've got
                      some of it's cash. And then the second piece would be when you actually retrieve a box, typically it would be retired and placed in inventory depending whether it would be ultimately released or resold and then if it's released it would go back into the cap ex at that point in time.

Charlie Ergen:        But one thing we get caught up in a lot of complicated
                      accounting stuff. All that stuff is below the line so it's not going to be evident to you where that number is and it's not, it's below the line kind of number. But we're going to break it out for you because you get a better picture of it.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 17




                      And when we do release the box, if we have a box that we capitalize over four years which I believe is less than the cable industry does by the way, it's been out there for a year, say it was a $200 box. It's been out there a year so it's got a book value of 150 bucks. We put it back out and the next customer at the $150 value and we continue to depreciate it for three more years.

                      And we expense the installation, which is something the cable industry typically doesn't do. So we're very conservative in how we do it and I think that what we're trying to get to as management is what does it really cost us to get a customer? And we know that advertising is a cost. We know that our hardware's a cost. We know our subsidy's a cost. We know the installation's a cost.

                      I would even make the case (Ty) that you should at least look at this that some of the free programming offers that we have, you could add those back into revenue if you wanted to which would make our ARPU, you know, a dollar or two higher but then you'd have to add it back in the (Sac) right, which would mean our (Sac) is higher.

                      And we kind of look at that both ways internally and I like to look at that free programming as cost of (Sac) which would raise it say another $100 for if you're doing three free months. And then I balance that with what kind of customer I got and what's my churn against that customer. And then I balance it with my ARPU. And I look at it both ways to try to make sure that it kind of makes sense.

                      So (Sac's) a funny number right. Everybody in the business whether it be every cable company, every satellite company do it differently and they're not apples to apples by any means.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 18





                      And I believe that when you compare everything apples to apples, you know, we're still an effective competitive model today but we've got to continue to, you know, fight harder every day and it gets more difficult every day and, you know, it's up to us as management to continue to come up with ways to compete.

(Ty Carmichael):      On that front Charlie, with regard to the free
                      programming, as those promotions unwind and you've given on your queue the guidance would still hold that you'd expect a modest increase in the ARPU number year over year on an annual basis, that would imply a pretty strong run rate in the fourth quarter for your ARPU as these promotions unwind.

                      When you look at your subscriber base today and you see what ultimately they'll be paying you when the promotions come up, is there any estimate on your part what that, what we'll be looking at as a fourth quarter run rate on the revenues you'll be collecting for your subscriber base?

Charlie Ergen:        I don't know if we'll disclose what the run rate in fourth quarter but what was ARPU? It was 48 something. What was it?

Michael McDonnell:    Forty eight thirty six for the first quarter.

Charlie Ergen: Some of that was actually -- there's actually a trend. I think you've seen it across the board for people that Pay Per View continues to become weaker as CDs and Blockbuster do better and there haven't been any fights and big events on Pay Per View so that's hurt everybody's ARPU in the industry if you, you know, I don't know, 25, 30, 40, 50 cents.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 19



                      The other part of that Mike I don't know whether you have that "I Like 9" because it's still running and a certain number of subscribers is impacting an ARPU by I don't know if you know the number Michael but it's...

Michael McDonnell:    Yes, it's in there somewhere. I mean, you know, it's
                      probably, you know, 50, 75 cents easily.

Charlie Ergen:        And going down and then that kind of weans its way out
                      every month. That weans, you know, 1/12 more out. So that, you know, if it was 50 cents today it would be 45 cents next month that would affect our business or 40 cents.

                      And then the three months free affected us by probably 75 cents or $1 in ARPU. I don't know if you know what that one is Michael.

Michael McDonnell:    Yes, I think that's probably reasonable.

Charlie Ergen: So if you took the free programming out and said what's your real run rate in ARPU then that is not, I don't think that would cause anybody any concern on the ARPU side of it.

                      But because from an accounting point of view we can't count revenue we don't get, we put the effect of free programming in ARPU not in (Sac).

(Ty Carmichael):      So as that unwinds then it sounds like it's
                      (unintelligible).

Charlie Ergen:        So as it unwinds, assuming we don't do free programming,
                      you know, then that will unwind over the second half of the year and by the end of the year you're going to get somewhere between a buck or two bucks back in ARPU that aren't in there today.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 20



                      Are you with me?

(Ty Carmichael):      Yes.

Charlie Ergen:        I guess I would term it that ARPU is not a major concern
                      of mine other than the continued trend of Pay Per View to have a downward impact. We don't have video on demand as a satellite industry obviously and people rent CDs now or DVDs. And or buy DVDs at Wal-Mart for 12 bucks and there haven't been a lot of major events like boxing that are driving Pay Per View.

                      So, you know, we have a Tyson fight in June but we don't really see that trend turning around. And so, you know, we probably only make 60% in Pay Per View of what we made, you know, a year ago or a year and a half ago and the buy rate is less on movies because our window is still 45 to 60 days after, you know, Blockbuster gets it and that hasn't improved any.

                      So, you know, that's the only negative trend in our -- and then I think, you know, the economy people take less premium programming we have found and I think that's probably true for other people and that has a slight negative impact on ARPU as well.

                      So there are a couple of negative trends in ARPU but not nearly what you see in the number this quarter.

(Ty Carmichael):      Okay and then Charlie on the lease plan, it looks like the as a percentage of gross subscriber additions it was still, you know, down pretty considerably from the peak level in the mid part of last year. And I'm just wondering is there anything we should read into that that you made a strategic decision to, you know, suddenly de-emphasize the lease model relative to what you were doing in the second and third quarter of 2001?

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 21



Charlie Ergen:        Not really. We don't have any -- we're not at the point
                      where we think the lease plan's the best plan or it's not a plan we should promote. I think we'd like to be at about
                      50/50, about 50% of our customers through lease and about
                      50% of our customers through purchase.

                      But we put the plans out there, you know, our retailers kind of make their own decision as to which plan they want to promote and they've just chosen to promote the a little bit more the, you know, the cash and carry model and we keep playing with that.

                      But we're not going to, you know, we're not going to suddenly add more cost to the lease to get people to get 50%. We're going to put it out there at economics that make sense and I think we're running about what 30% leases?

Man:                  Thirty-two yes.

Charlie Ergen:        And that anything over ten or 15% leases still makes
                      economic sense to us so we're not disappointed in that but we think the lease model's got some more legs on it and can be improved on.

(Ty Carmichael):      Okay and then last question Charlie on the just on the
                      customer call centers you had talked about at the end of last year, you know, perhaps plans to launch another customer call center. And when you look at your pre-marketing cash flow margins in the quarter they did pick up.

                      I'm just wondering is it still in the plans this year to open up a new facility and if so, you know, should we anticipate a slight uptick in, you know, customer care costs just per sub until you realize the scale efficiencies in that plan?

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 22



Charlie Ergen:        Yes, we actually did open up a call center. It was -- we
                      didn't mention it but we opened it up in the Philippines.
                      It was something that the government helped us with so that we didn't have some of the costs we normally incur when we opened it up. And it obviously is a more less costly on a per hour basis, you know, day-to-day basis call center.

                      So in opening that call center it really had no impact on our pre-marketing cash flow as call centers normally do.

                      So the short answer is we've opened a call center with no material impact and a negative basis to our operating margins. Having said that to the extent we open one in the United States and we'll have to open up another call center before the end of the year, if it happens to be in the United States that would have a slight negative impact that probably would be in the third or fourth quarter if we were to open it up.

                      If we're successful with our international model it might not have much of an impact at all.

(Ty Carmichael):      Okay, that's great. So the call center you were talking
                      about on the last call has already been opened up
                      (unintelligible).

Charlie Ergen:        It's opened up and operational and again it's not fully
                      operational. We don't have 1000 people in there yet. We probably have a couple hundred. But because of the way that deal is structured it's not going to have a normal impact, negative short-term impact.

                      And then obviously we hope it has a positive long-term impact. That will take longer to see.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 23



(Ty Carmichael):      Okay, that's great. Thank you very much.

Operator:             Your next question comes from (Mark Nabase) with Merrill
                      Lynch.

(Mark Nabase):        Hi guys, how are you? A couple more questions on the
                      subscriber acquisition cost just looking at the 10Q. You had said that the total (Sac) number on the income statement was $266 million getting you to the $430 income statement (Sac) number.

                      What is it called? Fixed marketing or whatever that $6 million differential is. I mean is that expected to grow substantially over time? That's my first question.

Charlie Ergen:        I'm not tracking you. What $6 million differential?

(Mark Nabase):        Well on the income statement you had $271 million of
                      subscriber acquisition costs. Yet in the 10Q you state the subscriber acquisition cost per subscriber was, you know, pre gross addition was $430, you know, using a $266 million number in the Q.

                      In other words it's like there's $6 million that's not incorporated into the (Sac). I know these are moving parts. I'm just trying to figure out what the differential is.

Michael McDonnell:    Right and Charlie what (Mark) is referring to is
                      non-acquisition marketing costs or retention marketing cost.

Charlie Ergen:        Okay, we have retention marketing costs. For us it was $6
                      million, would that be correct Mike?

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 24


Michael McDonnell:    Yes.

Charlie Ergen:        It was $6 million for retention (Mark) and I've heard
                      numbers in the industry materially higher than that but for us it was $6 million. And that includes, you know, sending somebody out and telling them their one-year subscription's, you know, expiring. It's calling people that might churn. It's advertising to them. I mean it's a communications to them whether it be letters or phone calls, that kind of thing.

                      And that's not a (Sac) cost for a new customer. That's a retention marketing for our current customer and it's an immaterial amount for us. And we think that's a proper way for us to look at it.

                      I mean if we don't think that that's the way -- what we do in retention marketing is truly dedicated to retaining a current customer and that kind of goes and that number I guess goes below ultimately the margin of what we make on that customer.

(Mark Nabase):        But Charlie that number, do you expect that to increase?

Charlie Ergen:        That number as a percentage of our business has been
                      pretty constant so I would expect that that number to stay consistent with, you know, obviously the six million will increase but only as a percentage of our business it probably won't materially increase unless churn were to materially increase in which case we, you know, we'd have to spend more time communicating with the customer.

                      But our retention marketing is in fact a dedicated retention marketing effort and any dollar that we can assume is to get a new customer. We try to get into

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 25



                      that (Sac) number so that as management we know what it costs us to get a customer because if we don't really know what it cost to get a customer then we can't figure out a return on that customer.

(Mark Nabase):        Right which leads me to my next point I guess. I was
                      actually very impressed with churn. I noticed that churn had at least the way I calculate it, it went down about ten basis points between the fourth and the first quarter.
                      And also was down again slightly from a year ago.

                      What's I mean I know that your strict credit checks are one thing that are happening. But I mean is it give and take as you said, you have increased costs right for obtaining new customers but you're -- what's really making that number go down versus I think others aren't seeing as much of a drop quite frankly? You're the lowest in the industry.

Charlie Ergen:        Well I think that (unintelligible) it's about the same as
                      it was the first quarter last year and it is down from the fourth quarter. But seasonally, churn is at least for us and I believe our industry is always a bit lower in the first quarter and I think we, you know, I think we work harder at it. We sacrifice some customers that we could get that we don't think economically makes sense for us.
                      But it also is a bit optimistic in my opinion because the three months free programming right.

                      You wouldn't expect those guys to churn when you do that so that when you really run your calculations, I would say that we continue to have a upward trend seasonality wise in churn. Even with all we're doing.

                      Not, you know, not as bad as the rest of cable guys or whatever but, you know, I wouldn't be overly optimistic that we've cured the churn, you know,

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 26



                      bogeyman. He's at the door every day and we got to be vigilant and it's the factor that makes your economic model really jump one way or the other.

                      And, you know, we're focused on it and certainly we're, you know, it wasn't, you know, I think in general we're pleased in the first quarter but not as optimistic as you presented it.

(Mark Nabase):        The other thing then just related, I'm just curious on
                      this one too. Of the 7., you know, it was over seven million subscribers that you have today, what percent of those are on a one-year commitment?

Charlie Ergen:        I don't know the answer to that. I don't know the answer
                      to that. We started one-year commitments about two years ago. Probably half of our customers we get, you know, each month are on a one-year commitment then you got some weaning off from last year.

                      It's probably, I don't know if I should guess or not but I probably shouldn't -- I mean it's not 25%. It's less than that. It's less than 20% would be my guess.

(Mark Nabase):        And once I sign on for one year, after that one year...

Charlie Ergen:        Having said that, once I got you for a year, you know,
                      churn kind of goes up the first three, four months, you know, is where you have the most and then after a year it spikes up again for anybody's that not on a one year commitment. And then after that it drops back down again.

                      If you have three months free in programming it goes up in the fourth, fifth and sixth month. So we expect that churn will pick up in the second quarter

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 27


                      as a result of that and also seasonality churn is more in the second quarter always anyway.

                      So, you know, we just have to wait and see. We don't know what some of these people will do when they come off one-year commitments. Again, we had to be vigilant.

                      You know, are they going to churn because they can get cable broadband? Are they going to churn because somebody else has got a better offer that hook all their TV sets up? But, you know, do they want video on demand? They want high definition television? You know, we've got a lot of work to do but we feel comfortable that, you know, as a company we can be a technical leader.

(Mark Nabase):        Okay. Thanks very much.

Operator:             Your next question comes from (Kareem) (unintelligible)
                      with Deutsche Bank.

(Kareem):             Thanks. Mike, on the free programming am I right in
                      assuming the revenue is absent or there's no booking of revenue and if the cost is not in (Sac) it would go in as programming cost so it's depressing pre-marketing cash flow?

Michael McDonnell:    That's 100% correct (Kareem).

(Kareem):             Okay and if that's the case and assuming the majority of
                      subs in the first quarter are coming in as free programming for a few months and it would seem if you, as that rolls off similar to the way Charlie described ARPU, I mean it looks like pre-marketing cash flow margins year over year would be

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 28


                      up a few hundred basis points. Is there some efficiency that's being driven elsewhere that makes that accurate?

Michael McDonnell:    Well I think there's some efficiencies that we're getting
                      in the business and if you're looking at it last quarter for this quarter you have to remember that there was a one time arbitration charge that was included in last quarter's percentage as well.

(Kareem):             Right. I was just looking at year over year.

Charlie Ergen:        I think in general, the pre-marketing cash flow is on a
                      positive trend. It will be somewhat negatively impacted through the rest of the year on (unintelligible) margins that get reduced. You know, it's, you know, it's pretty publicly known that people like ESPN raise their rates 20% every year right.

                      Well that next price increase would be in August right. So that will depress our pre-marketing cash flow from August on right.

                      So, you know, you've got -- there'll be a day when that pre-marketing cash flow gets to its limit that we can't do much more because programming costs continue to eat away at it. But, you know, it appears that we still have some improvement we can do there.

(Kareem):             Okay and then on the (unintelligible), it looked like
                      Charlie they were down almost 10% which would be a first.
                      Was there something in the first quarter last year that was an aberration, conversions or something?

Charlie Ergen:        I think we were down - I don't know what we were the
                      first quarter. What was net first quarter last year?

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 29



Michael McDonnell:    Four-sixty.

Charlie Ergen:        Four-sixty so we were materially down from our net
                      additions from last year in a factor in a bigger way than historically we've been. And again, I think that's -- I mean I think a little bit of that's the economy.

                      If you look at, you know, pay TV subscribers to the total industry in the first quarter, you know, cable and satellite, you know, you've seen a big drop there. Some of that's the economy and not as many new homes being built, people, you know, go into apartments and things like that.

                      So that has some impact and we're not as, you know, the digital is built out now so if a guy, you know, we don't have the advantage of being the only guys that have, you know, the Speedvision anymore. And in our case, we didn't pick up the YES network in New York so we, you know, that obviously is a very flat market for us and probably a very robust market for the people who have YES Network. And in fact, we may suffer some churn there.

                      So, you know, all those factors go into it but yes, it's tougher to get and we made the conscious decision to go after a little different customer, a little better customer we think's going to churn a little bit less and give us a better return.

                      So, you know, we just make economic decisions on what the best long-term return on our dollar's going to be and we're not going to get growth at any cost. And, you know, I think we're comfortable that we're going to get to eight million subscribers this year but we're not comfortable that we will go above that and we're not sure that it makes economic sense to go above that.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 30


(Kareem):             Okay, along the lines of higher quality sub growth, it
                      seems like there's two major sort of new consumer product cycles. One's PVR and the other's high definition TVs and the numbers are starting to get meaningful.

                      Is that starting to become meaningful to your growth?

Charlie Ergen:        Well they're both offense and defense for us and we're
                      well positioned with both. But HDTV of course we'd love to have the capacity with the merger will provide us to really do HDTV in a big way. We have to do it with our
                      (wing) satellites today.

                      But we can do it on a national basis. There's many areas of the country that the only way you can get HDTV. So that's a short-term advantage for the satellite industry if the merger becomes a long-term potential advantage.

                      The negative trend is and you're going to see a lot of this with the cable industry next week at the (NCPA) when you'll see a lot of announcements. They're going to do a lot more with HDTV particularly if they're local channels in their local markets.

                      So they're going to be forced by us to be more active in that. That will be an advantage to them if they can pull it off and generate the bandwidth to do it. That's going to be a good battle back and forth but it's going to drive both our industries I think.

                      And then PVR of course is a defensive move against video on demand which the cable industry has a different model to put big, you know, (unintelligible) servers and things which we don't really have the ability to do. And yet we think PVR has some advantages because it allows you to stop all your -- pause

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 31


                      all your shows or record all your shows and has some flexibility that video on demand doesn't have.

                      So, you know, we're well positioned in both of those and it's just really a question of how we're driven and what the customer acceptance is, how we're driven by the cable model of video on demand to pursue it. And we're not forcing it on the customers and taking them kicking and screaming into PVR. You know, we're taking a more cautious approach because it is more complicated and it does cost us more.

                      We clearly get a better customer when we put PVR out there and we think that like with Radio Shack, distribution opens up some avenues. PVR's a more difficult product for our distribution path to sell because people don't get a chance to see it in a showroom, you know, time after time after time as they would in a consumer electronic store.

                      So, you know, we'll have to wait and see but I like our position there. I'm personally very optimistic about what PVR and HDTV will do for our industry. I think they're two big drivers and I think that, you know, have tough competition from cable on them but I think we can out execute them and that's again merger dependent to really do it right.

(Kareem):             And one last follow up. Do you think your disadvantaged
                      in doing high definition locals over the year?

Charlie Ergen:        Well that's the way we have to attack. If cable goes to
                      high definition television on their cable, you know, our competitive answer and it's not the perfect answer is that we put the digital tuner in our set top box so that people can get it over the air for free and in addition to our national HDTV channels that cable probably won't be doing.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 32




                      And it'll just be an interesting battle. I mean there'll be some homes where we think we'll be the better mousetrap and there'll be some homes where cable will probably be the better mousetrap. And it's our job to identify those homes where we have the better mousetrap and spend money there and not chase those customers where we're not the right answer because then they'll churn on us ultimately.

                      So, you know, it's all economical. It's all mathematical. It's, you know, a focus of how we do it and we don't always guess right. I mean sometimes we I mean with our broadband satellite broadband, we thought we had an economic model that was going to work and as we got into it some of the performances that we though we were going to get we didn't get. Some of the customer service problems we didn't anticipate that cost us a lot of time and money on the phone.

                      The cost of the equipment didn't come down as fast as we would have liked it to do. The cost of the satellite time didn't scale because we didn't have spot. And as we learned that, we had two choices. We could come to you guys and say, Hey we screwed up and made a $100 million mistake, you know, or we could tell you a story that, you know, well, you know, tomorrow we'll make it work right and we'll keep spending money at it.

                      And the fact of the matter is that, you know, put another dollar into that today with no chance of return in the, you know, without another generation of satellites and a better, you know, a restructuring of what we need to do there doesn't make sense.

                      So it doesn't mean that we can't make it work. It means that that business plan has to be restructured. Everybody has to go in the same direction and

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 33


                      learn their lessons and move forward and, you know, that's what we like to do as a company and I just found that a lot of companies out there don't like to do that.

                      So, you know, it doesn't do me any good to hide the ball.

(Kareem):             Got you. Thanks.

Operator:             Your next question comes from (Todd Mitchell) with Salomon
                      Smith Barney.

(Todd Mitchell):      Hi, most of my questions have been asked but a couple of
                      quick ones. First of all, you mentioned that the satellite costs are going to go up as a result of your launch. I'm assuming this is a step function. Can you give some guidance as to the incremental fixed cost per (unintelligible)?

                      And second, is there any chance you could flush out some of the details on the DSL deals specifically who assumes the (Sac), the billing and how the R&D is going to go forward?

Charlie Ergen:        Okay. I'll take that second part first. With the DS deals, they're basically reciprocal deals where making a long story short, we kind of take care of the video part for the customer. The phone company takes care of the broadband piece to the customer.

                      We get a very small fee for broadband. They get a very small fee for video, which really just covers our cost of (unintelligible) in the business and marketing and so forth. So it's not really a revenue generator for us nor is probably the video commission we pay a big factor for them.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 34


                      I'm hopeful that it will evolve into more, you know, more aggressive marketing campaigns and so forth. But we're going to test it to start with. I think you would look at it as in general, we don't spend a dollar and we don't get a marginal dollar back. We take care of our customers from a customer service perspective. They take care of their customers from a customer service perspective.

                      I think initially it's separate billing. Ultimately that billing will come together which will give us some economics when that happens because we'll be more efficient and when we do that it'll save us some cost.

                      We're not spending any money on (Sac) for DSL nor are they spending (Sac) money for video. And so it's kind of a revenue kind of neutral thing but gives us capacity.

                      Now to contrast that with, you know, if we did it ourself
                      (sic), we would have had, you know, a several hundred dollar (Sac) for a modem and we would have had, you know, millions more of fixed cost to go to central offices and put the equipment in. And then we would have made, you know, 30 or $40 of ARPU from the customer but we never could have paid back all the money (unintelligible) in fixed cost investment so we just didn't go that route. That model didn't scale for us.

(Todd Mitchell):      Okay so the equipment subsidy basically goes to, the
                      video equipment subsidy goes to you. The voice goes to them?

Charlie Ergen:        Yes, if we get a bundled customer, our (Sac) and ARPU is
                      about the same for the customer as it always would be except we get a stickier customer because he's got a bundled product and he doesn't get churned out to cable.
                      That's a strategic advantage.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 35


                      And obviously we hope that the relationship grows beyond that and I think that our partners would hope that the relationship grows beyond that. But to try to figure out what our true, you know, for both our companies to figure out how that mix worked would have delayed us from getting started.

(Todd Mitchell):      Okay and on the satellite cost?

Charlie Ergen:        Well in step functions every time you launch a satellite
                      the biggest cost I guess is your depreciation and it starts right.

Man: Yes, (Todd) we can probably give you a little bit better guidance on that and help offline. We don't have the information to that level of detail here with us right now.

                      But there is a step function on some of the costs relative to (TP&C) and had we been carrying an orbit insurance it would be the same for that. We'd have a step function there.

                      So one way you could look at it is you could go back to the point in time where we've had our other launches, look at what the increase has been and it will generally follow that trend, know that, you know, there'd be a seventh satellite over a base of six.

                      But the majority of costs that you're seeing in that line are G&A related into our broadcast facility so they are not necessarily going to step up with the extra satellite. And then if you want to go down Charlie's path, the (DNA) would go up as well. But if you were just talking about operating expenses, we'd get you a little bit better detail but that's kind of how it would work.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 36


Charlie Ergen:        And we do have some capital expense (ring coders) and,
                      you know, we do a local satellite. We've got, you know, 150 channels we add. That's 115 coders and the modulators and stuff like that which are capitalized right. And so I guess you see a depreciation. At the end of the day, you're going to see a stepped up depreciation.

(Todd Mitchell):      Okay, thank you very much.

Operator:             Your next question comes from (VJ) (unintelligible) with
                      Morgan Stanley.

(VJ): Hi guys, a couple quick questions. The (unintelligible) IRS ruling on the impact on your NOLs, can you sort of give us an update on where those deductions are and (unintelligible) change accounting at all?

Michael McDonnell:    Yes, I can speak to that (VJ). The long and short is that
                      there have been no challenge to the deductibility of any of our subscriber acquisition cost as we disclosed at the end of the year. The IRS has questioned the timing over which we take certain portions of our subscriber costs as deductions and so it's strictly a timing issue as to when we would actually have to start paying cash taxes. There's no question on the ultimate deductibility.

                      And what I would say is that there's really no change or update to that from what we said on the last call which is that, you know, we believe that we've got very, very strong arguments and that, you know, we will continue to fight that question that the IRS has raised and, you know, hopefully prevail at the end of the day to continue to expense our subscriber acquisition cost as incurred for tax purposes which is completely consistent with what we do for book purposes.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 37



(VJ): But the question Charlie I have is cable industry you know, capitalizes (unintelligible) more on a EBITDA valuation. To be consistent with the cable industry, when does, you know, how's your valuation story?

Michael McDonnell:    Are you asking more of now of a GAAP accounting question
                      (VJ) in terms of...

(VJ): Yes, I'm just curious because I mean it makes a relative accounting more similar than dissimilar.

Charlie Ergen:        I mean my philosophy is, this comes from a former
                      accountant right, which is me. Just because somebody's
                      EBITDA is higher because they -- I mean if cable depreciates a box over 60 months and we were doing the same thing over 48 months, you know, we would have -- nobody should be putting up a greater value on them because they had higher EBITDA than us I mean because the bottom line result is do you take in more money than you spend over time?

                      And I think things like, you know, I think ultimate is free cash flow right, our free cash because maybe they're making big capital investments and they're bad capital investments but their EBITDA goes up in spite of that just not getting returns. So ultimately it's free cash flow.

                      I think earnings are going to come back in style, you know, like pretax earnings because when you make capital investments you've got to depreciate it.

                      So we're going to get back to fundamentals in accounting instead of all this. I think analysts are going to get back to fundamentals in accounting that haven't changed over the years. And these metrics that some of the metrics that we've

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 38

                      all come up with whether it be EBITDA or pre-marketing cash flow or some of those things will probably take a back seat to ultimately you take in more money than you spend.

                      And when you do that and I'll say it one more time, when you do that and compare us with the cable industry on an apples to apples basis, you're going to like what you see vis-a-vis the cable companies. And, you know, we get a better return on the dollar we spend and we've got lots of challenges ahead of us and they're the incumbent and maybe people are looking at them as a bunch of sunk cost and not holding them responsible to get a return on those sunk costs but that's not the way I look at it as an economic animal.

                      My guys come in and say it's a sunk cost, I say we still got to get a return on it or, you know, or we got to get a better return on the next dollar we spend. So accounting, it's very scary what's gone in the investment community and companies in terms of the way things have been accounted for because you can make accounting say pretty much whatever you want to.

                      And ultimately that's why you buy management because you got to have management that you know is going to put the numbers out there that they're looking at and so that you make the same decision that they're making.

                      And every day as management you get a way to spin the story. And now we find out in the papers that even the accounting profession and the lawyers are helping people spin the story and that's scary and I'm proud of the discipline that our folks have employed regardless of what those numbers say.

(VJ): Talking about free cash flow, I sort of calculated that you had (unintelligible) free cash flow positive (unintelligible).

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 39


Charlie Ergen:        I don't think we were.

Man:                  I don't know that we were at that level though.

Michael McDonnell:    Yes, I don't think we were quite at that level and it kind of depends on how you calculate it but.

(VJ):                 (Unintelligible).

Michael McDonnell:    I assume you're backing out depreciation and so forth.

(VJ):                 Yes.

Michael McDonnell:    Yes, so I think our number would be a little lower than
                      that but.

Charlie Ergen:        But it was free cash flow. That's surprising. I didn't
                      really realize that we actually were which is good.

(VJ): And the question is, is that a mandate that you want to have for the rest of the year (unintelligible)?

Charlie Ergen:        We focused on it and we focus on that number a lot
                      more than EBITDA number. But I mean give me one number that I want to make that's the one I want to make because everything else is maniputable (sic).

(VJ):                 My final question...

Charlie Ergen:        You know, I mean I'll say this. I believe we're building
                      value in our company every day. And I think, you know, tomorrow we're going to be more valuable than we are today and I think that there's lots of risk out there for us, you

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 40


                      know, going forward in telecommunications. It's changing very rapidly and it changes almost overnight.

                      But I think we have a really good feel for the trends and a really good feel for the business and, you know, we're solid financially and we have solid balance sheet. There's not anything in our balance sheet, there's not a bad receiver on our balance sheet. There's not a obsolete receiver on our balance sheet. There's not a obsolete investment on our balance sheet. And that's how people ultimately are going to value companies.

                      They used to do that 20 years ago but they're going to come back to that because that's the stuff that can't be manipulated. And when they do then hopefully people will have confidence in our management team and our company to invest in us so that we can grow our company. And if people don't recognize it, you know, this year or this month then so be it.

(VJ): Charlie final question, with "I Like 9" (unintelligible), do you have any sense in what your expectations are and what portions of the customers will sign on (unintelligible) going forward because the returns are very...?

Charlie Ergen:        I don't know. I mean it's a risk that concerns us
                      that some of those -- I mean we know that the day that they get to their 13th month, we know we will have increased churn on those customers. We know it'll be a one-month spike on those customers.

                      And that's why I cautioned you on our churn that we still think that's a -- that that trend is still rising for us because obviously those customers are probably, the "I Like 9" customers aren't churning as fast during the first year as a normal customer would.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 41



                      And then 13th month they churn. So you add, with those customers you add the 13th month to the first 12 months and compare it to a normal customer who went 13 months and see how they compare. And we just don't have any data on that yet.

                      And but you got to try the experiment to learn right before you know. And my gut feel is that when you compare those two data points, you'll probably find slightly higher churn in the "I Like 9" customer, you know, for a total. But not off the charts more churn.

                      But if we did have off the charts more churn then obviously that would have negative impact.

(VJ):                 Thank you.

Operator:             Your next question comes from (Robert Peck) with Bear
                      Stearns.

Man: Yes hi, (unintelligible) calling for (Robert Peck) at Bear Stearns, just a couple questions. First one Charlie, I wanted to see if I could get some more color on the (SES) agreement and how do you think it's going to affect you and the DBS market as well as the merger approval process?

Charlie Ergen:        I don't think it has a big effect on the merger approval
                      process because I think even without the (SES) announcement the merger would be approved.

                      On the margin it clearly indicates to the regulatory agencies this is not (unintelligible) to entry into our business and that once people decide to compete and (unintelligible) complaining that there's ways for them to do that both the Northpoint ruling which opened up, you know, 500 megahertz terrestrial for a competitor and of course potentially (SES) and by the way

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 42




                      others. I mean there's other orbital slots that could be used and compete against us, the Canadian slots, the Mexican slots and some other ones that could be used.

                      So, you know, again these are all things that a lot of the people who have written the press and a lot of the politicians haven't thought about and that's why we said, you know, people that are really trying to make the right decision will wait till they get the facts to make a decision. And all the facts still aren't in in terms of what we're going to face in competition.

                      The (SES) announcement obviously I think we had to be prepared as a company for increased competition from cable, perhaps from phone companies, perhaps from terrestrial wireless folks and perhaps some other satellite competitors.

                      And the way we're going to be prepared for those folks is to make sure we have enough capacity to give people the services including local to local everywhere that they want to continue to invest in new technologies like broadband to the home in long term efficient manner and continue to run our businesses and then good things will happen to us.

Man:                  Right, my final...

Charlie Ergen:        We can't stand still. I mean some people questioned our
                      merger. The merger is because we don't want to stand still.

Man: Right. My final question is just on satellites, the satellites how I noticed there was a pair of transponders that were lost on Echo III, a temporary interruption of the service. Wanted to just get a view from you on the health of the satellites.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 43




Man:                  I think that the health of EchoStar III is generally fine.
                      There are no developments that we see that indicate a trend that we would have material reduction in its health just a couple of anomalies the nature that you get from time to time on a satellite.

                      With the exception of EchoStar IV, which, you know, as you know only had a couple of years life left on it and (unintelligible) deteriorate, you never know. I think our satellites are generally in good health and doing pretty well. EchoStar VII we've completed on orbit checkout. That'll become operational in very near term and everything seems to be a go with that satellite as well.

Charlie Ergen:        Yes we passed a big hurdle with EchoStar VII. It's passed
                      its health check and it frees up EchoStar IV as a spare and frees up EchoStar II? No. It frees up EchoStar- what's the other one at (119)? It frees up EchoStar V as backup.

                      So that's the way you insure yourself. I mean you take all the cost of insurance that you would pay over a four or five year period, you could build and launch another satellite and have it up there in outer space ready to go to protect your business in addition to your investment.

                      So, you know, we're excited that we needed EchoStar VII or EchoStar VIII to be successful to feel really safe and we've got EchoStar VII up there. We've got EchoStar VIII hopefully launching in June and that, you know, just allows us to compete better and we'll probably be a little bit over-insured in outer space if EchoStar VIII is successful but it's a good place to be and, you know, that's the right strategy I think.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 44



Man: Right. My final question is just on the ABC litigation. I know that you've entered a private settlement with ABC.
                      I wanted to know, is there a possibility that this goes to court or has this been dismissed with prejudice?

Man: The part of the litigation dealing with ABC has been dismissed with prejudice. So no, that won't go to court.

Man:                  Okay, thank you very much.

Charlie Ergen:        That's a positive sense that, you know, once we were able
                      to sit down with one of our key programming vendors, we were able to come to positive resolution for both parties and, you know, it got a little crazy there when we first announced the merger where everybody was trying to take the merger and twist it in a way that just wasn't conducive to our subscribers.

                      And, you know, I think, you know, we had to make some tough decisions that the merger was important but, you know, tying business arrangement to it wasn't the way we were going to go.

Man:                  Okay, thank you very much.

Operator:             Your next question comes from (Eric Hugle) with
                      (unintelligible).

(Eric Hugle):         Can you give us a sense as to what impact any of the I
                      guess the price increases that became effective on March
                      1, if you'd be able to say if it had any impact with regards to either 1, insurance or 2, any type of slowdown in new additions in March that we could extrapolate going forward?

Charlie Ergen:        The increase was only $1. So we don't think it had a huge
                      impact. But when you raise your price a dollar, it certainly never positive to your customer so

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 45



                      you'd probably have a slight, you know, maybe not measurable for us directly in churn and certainly maybe there's customers you don't buy your service so forth.

                      But we're still the lowest digital, you know, company out there. I mean our $22 tier is materially lower than any digital tier out there in America today and, you know, we plan as a strategy to be the lowest cost guys out there no matter what and we do that because we run a low cost, I mean a fairly efficient operation that allows us to be, you know, lower cost out there.

                      But you never like to raise price and it's a scary thing when you look at the rate of increase of price increases from programmers and the consolidation in the cable industry, it's a scary thing to know that we got to try to compete against that in the future and we really got to be good so.

(Eric Hugle):         My next question, is your expectation for eight million
                      or above subscribers by the end of the year, I guess is that dependent on any level of sales or additional sales out of Radio Shack or is that (unintelligible)?

Charlie Ergen:        No, in our plan we didn't know that we would have Radio
                      Shack but we anticipated that we would have at least one new major retailer although we think Radio Shack has potential to be the predominant, you know, the preeminent retailer for satellite.

                      But they're also carrying direct TV as well so it's not anything that's exclusive to us. So and obviously when somebody buys in Radio Shack, it's possible that same customer would have bought in Sears. So we don't know the impact.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 46



                      We don't know the impact of Radio Shack but we did factor in the eight million more of our sales coming from a national retail chain and still think that that's the kind of number we're going to come in with based on the data we have today.

(Eric Hugle):         My final question, can you give us an update as to where
                      we stand with PVRs? Like how many we have deployed and things like that?

Charlie Ergen:        We're about a half a million PVRs out there. Again, our
                      goal is to get to a million. But we're not going to force the issue.

                      Some of the promotions that we're doing don't involve PVR and so the PVR stuff's a little slower but we technically are pretty pleased with our product now. And, you know, people who have them like it and they churn less.

                      But it's a very difficult product to advertise and market and, you know, we think we need some more (CE) help to do it properly and we're going to wait till we get that help to do it.

                      But we think it's strategically one of the things that we could do a better job on and it's a, you know, I think it's a great product and we believe in the concept.

                      But there's been some, you know, PVR companies that have not had stellar financial performance because they've tried to push the marketing before the market was ready and it's all timing. And we haven't seen with the economy and everything else, we haven't just seen this great surge on people to say I got to have PVR.

(Eric Hugle):         Great.  Thanks a lot guys.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 47




Operator:             Your next question comes from (David) (unintelligible) at
                      (unintelligible).

(David): Hi guys, just one quick comment as an investor. You know, we really appreciate the (unintelligible) account thing and trying to drive the economic value and hope you're successful with the IRS.

                      In the first quarter, you spent I think roughly about 65, 70 million on the boxes and I think if I got this right that what you said was for the rest of the year, total cap ex is four to 500 million of which 25% goes to satellites and the rest to boxes.

                      So that implies like three to 375 for boxes?

Michael McDonnell:    Yes, let me clarify that a little bit. The guidance for
                      the remainder of 2002 with respect to cap ex is 400 to 650 million for the rest of the year and 25% of that is estimated toward satellites and the remaining 75% would be for both capitalized equipment as well as just general corporate cap ex combined.

                      So the 75% would be both the, you know, the cap ex under the digital home plan as well as just general corporate cap ex.

Charlie Ergen:        And general corporate cap ex is not an instant significant number particular spot being satellites where your IT infrastructure and your uplink centers to do all the extra channels, you know, have some material cap ex.

(David): So then you don't see either - I shouldn't take that kind of gap between sort of roughly three times for the rest of the year, three times the amount of subs so three times the amount of boxes, cap ex for boxes is different than that three to

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 48




                      375 and that difference is explained by the corporate cap ex not by either an increase in the number of subs or in more people going on a lease program?

Charlie Ergen:        Yes, you can't infer that we have a big increase in subs
                      or a greater percentage going to boxes. We just don't know. I mean our crystal ball's not that good.

                      We put the offers out that we think that the rational consumer would be about 50/50 and so far those habits of our retailers, you know, have been slow to change and they just like to cash and carry better on average.

                      And, you know, our advertising has been a bit more geared towards the multiple receivers and maybe your advertising is really bad or maybe it just takes a little bit of time to hone in the concept. And I've seen some Radio Shack ads. I think they're very good on the concept and, you know, we're going to stay the course and see whether that starts gaining some momentum. But we haven't been at it long enough to tell yet.

                      I wouldn't be shocked if the cap ex for boxes goes up and it becomes more than 30% of our business or a greater percentage in the quarters ahead. But I wouldn't be shocked if it stays the same or declines slightly either.

(David):              Thanks.

Operator:             Your next question comes from (unintelligible) with UBS
                      Warburg.

Man: Yes, thank you, only three questions. First of all, wondering if you could talk a little bit about the rural areas and if you could distribute your net ads from rural to urban and the NRTC had a tough quarter in the first quarter it looks like. Wondering if you had more success than those companies.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 49



                      Secondly, I was wondering if I'm not sure if you mentioned bad debt or receivables balances compared to the fourth quarter.

                      And then thirdly, if you could just give an update on whether or not you actually rolled (unintelligible)? Thank you.

Charlie Ergen:        What was the last question, rolled in the?

Man:                  The broadband notes into the EDBS entity, the 10-3/8.

Michael McDonnell:    Yes, I can speak to that. It's kind of a two-part answer.
                      For accounting purposes, the notes have been recorded down at EDBS as sort of the bar has been crossed in terms of triggering the need to do the exchange. We haven't actually done the physical exchange of the notes yet.
                      That'll occur sometime later this year.

Charlie Ergen:        And the other one (unintelligible) vast majority came from cable. We did not have negative growth in rural as possibly the NRTC did. They're still in business out there.

                      It's a mature business because we don't always have the thing that's holding us back there is not having local in those marketplaces. So we've got and I think that obviously the NRTC in terms of spending another dollar to get a marginal customer based on area economics may not make sense for them today. And so, you know, we anticipate that their growth is going to be slow or negative.

                      But it's where we have local-to-local is where the business is and the new bulk of the growth.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 50

                      And then what's the other question? Oh bad debt and receivables, I don't believe we had any material change in bad debt expense in the quarter or any kind of receivables. And I think Michael, you would know this better than I would. I think from at least what I look at that the bad debt situation is pretty good because what we do is we don't change when we turn customers off.

                      I mean we want your satellite bill to be one of the most important bills you have and the recent polls have shown it's not the most important bill for people. And if you give people much leeway and when you turn them off, you'll be the last bill they pay.

                      So we have not changed our procedure since inception of our business in terms of when we turn people off and that's a significant thing in accounting because if you were to change that and maybe give people an extra month to pay their bill, you could save hundreds of thousands of churn numbers, you know, for the short term for as long as you want to change your policy.

                      So, you know, we don't want to get into that game and particularly in a weak economy, you want to be very tough on turning people off and I think that's the way you want to do it. That will lessen your churn in the long run. It will hurt you while you're doing it but it'll be the right thing to do and I think some of the cable guys' numbers in their first quarter was indicative of maybe them having to clean some of that up.

                      And, you know, I can remember back in the Primestar acquisition as Hughes had to do, they publicly had to clean up a lot of Primestar customers for that reason ultimately and ultimately ended up in a restatement because Primestar had maybe kept some people on a little bit long. And I can't remember what Pegasus said but I think they cleaned up some people recently as a result of that.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 51



                      And you got to be careful of that because you guys are going to give visibility to it and so you've got to trust that the people running the company are doing it the right way.

Michael McDonnell:    I would just add to that that the real key to controlling
                      bad debt is really just getting the right customer in the first place and in terms of, you know, credit procedures or getting cash up front as we've said for a long time, you've got to have one or the other and we just continue to be very, very focused on that.

Man: What's the percentage of DISH revenue that is bad debt expense?

Michael McDonnell:    We haven't specifically disclosed that. We do include bad
                      debts in our subscriber related expenses but we haven't specifically disclosed that. But I think what Charlie said is accurate in terms of, you know, we haven't seen any material changes in that we haven't seen any material spikes in that trend.

Charlie Ergen:        It goes up month to month but it's been very consistent
                      for quarters and I would wager a fair amount of money that we're the lowest in the industry because I think our procedures are by far the tightest in the industry. We just don't like when people don't pay us.

Man:                  Fair enough.  Thank you.

Operator:             Your next question comes from (Ed Shapiro) with
                      (unintelligible).

(Ed Shapiro):         Hi, a couple of questions. I want to make sure I
                      understand the ARPU progression.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 52



                      You took a pretty material sequential hit in the first quarter because, largely because of the free programming but that'll be one time basically for the first three months, as you get into April, to the extent the ads don't change dramatically, you'll have offset some new subs with zero ARPU but you'll have the January, February, March guys starting to pay. And that'll stay kind of steady all else equal until...

Charlie Ergen:        Yes, we'll have to show you that offline but it's a step
                      function. It obviously steps down for three months and then it levels off for three months and then it steps up for three months.

(Ed Shapiro):         As soon as it goes away.

Charlie Ergen:        So what you're going to see in the second quarter is that
                      that's usually the leveling.

(Ed Shapiro):         And "I Like 9"...

Charlie Ergen:        So we would expect a -- again, we don't know but we would
                      expect a small ARPU increase in the third, second quarter because we level therefore we don't have the negative effect therefore we have our traditional kind of small increase that we'll have.

                      And then we would expect in the third quarter that's to step up a little bit right each month and in the fourth quarter you're back to level again but at a little bit higher level. And then you've got your traditional increase you would expect.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 53



                      Now that assumes that, you know, we don't, you know, focus on programming so much in the second half of the year. So, you know, which is what we think is going to happen but you never know.

(Ed Shapiro):         And the "I Like 9", you stopped offering that in January
                      so as you said, you're getting a modest increase just because you're not adding subs at $9 anymore but until you're anniversary, the first guys who put it in place in August and churn aside, you're going to see a pick up each month starting in September as those guys, the nine goes to 40 or 50.

Charlie Ergen:        That's right. So starting in September you get a step
                      function -- you actually have a step function now because you're not being penalized as much by the $9 guys but in September you start seeing it step up of a few cents a month for sure.

(Ed Shapiro):         And on the Pay Per View hit...

Charlie Ergen:        And they don't totally wean out till a year from December, a year from January.

                      So the ARPU stuff is kind of a headline but when you dig behind it it's, there's a strategic reason why that's the case. The counter to that is (Sac) is trending higher than we'd like but counter to that is we think we're getting a better customer for us in return than we otherwise would given where the marketplace is and the cards that are dealt to us.

                      But, you know, these are judgment calls and, you know, we don't have the data to support that yet.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 54




(Ed Shapiro):         But having said that, you didn't change your ARPU guidance of up for the year despite this first quarter hit so it implies a pretty significant rebound whether it comes, you know, mostly in the fourth quarter or what.

Charlie Ergen:        Yes, assuming we're not in the programming promotions in
                      the second half of the year then those step functions should get us back to that kind of ARPU for the year but again that's...

(Ed Shapiro):         On the Pay Per View hit...

Charlie Ergen:        I mean we just don't have any way that -- I mean we're
                      giving our best guess today.

(Ed Shapiro):         Sure. On the Pay Per View hit, did you have to reduce the
                      number of channels available to meet all the (unintelligible) requirements on January 1? Is that part of it?

                      And related to that can you say what EchoStar VII when it goes operational is going to do or are there going to be local channels moved on to the core service, increased channels? What's going to happen as a result of that besides just increased backup?

Charlie Ergen:        We did take some Pay Per View channels down as a result.
                      But we'll be able to put a few of those back up with Echo
                      VII. Echo VII will move a few people from the wing back to the center. It may add a couple in other cities as well.

                      For example, we have beams in Alaska and Hawaii we're looking at if we can get a signal back and depending on how many broadcasters, you know, will pick
                      (unintelligible).

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 55



                      So we think we'd be some cities. But the real benefit to Echo VII, when Echo VIII goes up we get to offload things between Echo VII and VIII and that's when we really get the efficiencies of satellite.

                      One of the problems of Echo VII is that it was at (119) location where we only have 21 transponders and that's where our core service is so we're not able to move things around till EchoStar VIII's up. And if EchoStar VIII were to have a problem, we would move Echo VII to the (110) location and then move everything that way.

                      So, you know, the real benefit in the third quarter on that.

(Ed Shapiro):         Okay.  Great, thank you.

Operator:             Your next question comes from (Leon) (unintelligible).

(Leon): Thank you. Could you discuss kind of your current take on the status of litigation with Gemstar and the financial significance to us of a win or a loss in terms of the effect on cash?

Charlie Ergen:        We don't really have any more insight than what we said
                      before. I mean it has become public that the, you know, the government as an observer what their opinion is. I think that opinion was public that we do not violate their intellectual property and that they did engage in patent misuse.

                      That does not mean that the judge will accept that finding. I think it's more indicative of what a jury would find personally having watched the process. And so I think we have greater confidence in going to a jury trial on this later.

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 56



                      I mean obviously when you've got somebody who sits through all the evidence and comes out on your side and who's very technical and trained and intelligent then that's a very positive sign.

                      But the judge will look at different things, look at the record and is a unique judge and that was a patent attorney, a patent examiner before so is very, very knowledgeable and to make their own decision. And of course it gets appealed without question the decision this judge will make in June will be appealed by one or both parties.

                      And then there's no monetary damages so it would go to regardless of the outcome, I think it's going to go to trial in our case in North Carolina and Atlanta. And then we've also won the summary judgment argument antitrust so it's clear the antitrust trial against Gemstar will go to trial in Denver.

                      So the litigation process is going to go on for a long time. The initial (ITC) strategy that they had I think was in hindsight maybe not a good strategy on their part but it's only the first step in litigation and we'll probably give you guys as analysts and investors a feel for how it might go long term.

                      But our belief is and we said this when nobody believed this is that we don't violate the intellectual property. We spent a lot of time to understanding the law and what we do and we believe that there are serious antitrust violations here and that the Gemstar has exposure financially and that our exposure is somewhat limited certainly in the ITC case.

                      And, you know, we just -- we're business people with nobody to, you know, it's not that Gemstar's a bad company. It's not that there wasn't potential to work together. We never really had a problem with their management and it's

                                                         ECHOSTAR COMMUNICATIONS
                                                    Moderator: Michael McDonnell
                                                            05-02-02/11:00 am CT
                                                                         Page 57



                      just that if you're going to make a claim, you know, if we violate, we'd be happy to talk to you. If we don't violate, why would we pay you?

                      So, you know, we made the decision based on the evidence that we had and, you know, it's unclear -- I'm not handicapping it other than we're confident in our position or we wouldn't have gone down that path.

(Leon):               Thank you.

Michael McDonnell:    Operator, I think we'll take one more question.

Operator:             Your last question comes from (Joe Galdino) with CIBC
                      Company.

(Joe Galdino):        Our question's have already been asked.  Thank you.

Operator:             There are no further questions. Do you have any closing
                      remarks?

Charlie Ergen:        No. Our next conference call's going to be just because
                      I'm out of town is going to be August 15. So, you know, we're going to go back to work until August 15 and see if we can improve some of our metrics and do a little bit better job and we'll talk to people August 15.

Michael McDonnell:    And we'd like to thank everybody for joining us and
                      Operator, we'd like to conclude the call at this time.


                                       END